Exhibit 12.01

AMERICAN STATES WATER COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands)

	For the years ended December 31,
	2007	2008	2009	2010	2011	For the six months ended June 30, 2012

Earnings:
Pre-tax income from continuing operations	$47,311	$41,963	$48,075	$54,126	$72,086	$42,628
Add: Fixed charges	22,070	21,997	22,985	22,683	24,648	12,296
Earnings available for fixed charges	$69,381	$63,960	$71,060	$76,809	$96,734	$54,924

Fixed charges:
Interest expense (1)	$21,102	$20,877	$21,899	$21,636	$23,681	$11,790
Interest component of rentals (2)	968	1,120	1,086	1,047	967	506
Total fixed charges	$22,070	$21,997	$22,985	$22,683	$24,648	$12,296

Ratio of earnings to fixed charges	3.14	2.91	3.09	3.39	3.92	4.47

(1)    Includes amortization of debt issuance costs.

(2)    Reflects one-third of rental expense under operating leases considered to represent an approximate interest factor.